Exhibit 99.1

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name For natural persons: the first name and the last name(s). For legal persons: full name including legal form as provided for in the register where it is incorporated, if applicable.	Jitse Groen
2.	Reason for the notification
a)

Position/ status

For persons discharging managerial responsibilities: the position occupied within the issuer, emission allowances market participant/auction platform/auctioneer/auction monitor should be indicated, e.g. CEO, CFO.

For persons closely associated,

-An indication that the notification concerns a person

closely associated with a person discharging managerial

responsibilities;

- Name and position of the relevant person discharging

managerial responsibilities.

		Managing director (CEO)
b)	Initial notification/ correction Indication that this is an initial notification or a correction to prior notifications. In case of correction, explain the error that this notification is correcting.	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name Full name of the entity	Just Eat Takeaway.com N.V.
b)	LEI Legal Entity Identifier code in accordance with ISO 17442 LEI code.	724500FVZIBSSQ7SHI95
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Indication as to the nature of the instrument: - a share, a debt instrument, a derivative or a financial instrument linked to a share or a debt instrument; - an emission allowance, an auction product based on an emission allowance or a derivative relating to an emission allowance.	1.	Grant of conditional performance options on ordinary shares under the Long Term Incentive Plan
		2.
		3.
		4.
		5.
		6.
	Instrument identification code (ISIN)	1.	ISIN of the ordinary shares: NL0012015705
		2.
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		5.
		6.
b)	Nature of the transaction (i.e. buy, sell, subscription of exchange,…) Description of the transaction type using, where applicable, the type of transaction identified in Article 10 of the Commission Delegated Regulation (EU) 2016/522(1) adopted under Article 19(14) of Regulation (EU) No 596/2014 or a specific example set out in Article 19(7) of Regulation (EU) No 596/2014.	1.	Grant
		2.
		3.
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		6.
	Transaction is linked to the exercise of a share option programme? Yes/ No	1.	No
		2.
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		4.
		5.
		6.
c)

Price(s) and volume(s)

Where more than one transaction of the same nature (i.e. buy, sell, subscription of exchange,…) on the same financial instrument or emission allowance are executed on the same day and on the same place of transaction, prices and volumes of these transactions shall be reported in this field, in a two columns form as presented above, inserting as many lines as needed.

			Price (Prices)	Volume(s)
		1.	EUR 0.00	24,839
		2.
		3.
		4.
		5.
		6.
d)

Aggregated information:

- Aggregated volume

- Price

The volumes of multiple transactions are aggregated when these transactions:

-relate to the same financial instrument or emission allowance;

- are of the same nature;

-are executed on the same day; and

-are executed on the same place of transaction.

Price information:

-In case of a single transaction, the price of the single

transaction;

-In case the volumes of multiple transactions are aggregated:

the weighted average price of the aggregated transactions.

			Volume (aggregated)	Price (weighted average price)
		1.
		2.
		3.
		4.
		5.
		6.
e)	Date of the transaction Date of the particular day of execution of the notified transaction. Using the ISO 8601 date format: YYYY-MM-DD	1.	2022-06-17
		2.
		3.
		4.
		5.
		6.
f)

Trading venue/ platform (!) of the transaction

Name and code to identify the MiFID trading venue, the systematic internaliser or the organised trading platform outside of the Union where the transaction was executed as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014, or if the transaction was not executed on any of the above mentioned venues, please mention ‘outside a trading venue.

		1.	Euronext Amsterdam 724500V6UOK62XEZ2L78
		2.
		3.
		4.
		5.
		6.

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name For natural persons: the first name and the last name(s). For legal persons: full name including legal form as provided for in the register where it is incorporated, if applicable.	Brent Wissink
2.	Reason for the notification
a)

Position/ status

For persons discharging managerial responsibilities: the position occupied within the issuer, emission allowances market participant/auction platform/auctioneer/auction monitor should be indicated, e.g. CEO, CFO.

For persons closely associated,

-An indication that the notification concerns a person

closely associated with a person discharging managerial

responsibilities;

- Name and position of the relevant person discharging

managerial responsibilities.

		Managing director (CFO)
b)	Initial notification/ correction Indication that this is an initial notification or a correction to prior notifications. In case of correction, explain the error that this notification is correcting.	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name Full name of the entity	Just Eat Takeaway.com N.V.
b)	LEI Legal Entity Identifier code in accordance with ISO 17442 LEI code.	724500FVZIBSSQ7SHI95
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Indication as to the nature of the instrument: - a share, a debt instrument, a derivative or a financial instrument linked to a share or a debt instrument; - an emission allowance, an auction product based on an emission allowance or a derivative relating to an emission allowance.	1.	Grant of conditional performance options on ordinary shares under the Long Term Incentive Plan
		2.
		3.
		4.
		5.
		6.
	Instrument identification code (ISIN)	1.	ISIN of the ordinary shares: NL0012015705
		2.
		3.
		4.
		5.
		6.
b)	Nature of the transaction (i.e. buy, sell, subscription of exchange,…) Description of the transaction type using, where applicable, the type of transaction identified in Article 10 of the Commission Delegated Regulation (EU) 2016/522(1) adopted under Article 19(14) of Regulation (EU) No 596/2014 or a specific example set out in Article 19(7) of Regulation (EU) No 596/2014.	1.	Grant
		2.
		3.
		4.
		5.
		6.
	Transaction is linked to the exercise of a share option programme? Yes/ No	1.	No
		2.
		3.
		4.
		5.
		6.
c)

Price(s) and volume(s)

Where more than one transaction of the same nature (i.e. buy, sell, subscription of exchange,…) on the same financial instrument or emission allowance are executed on the same day and on the same place of transaction, prices and volumes of these transactions shall be reported in this field, in a two columns form as presented above, inserting as many lines as needed.

			Price (Prices)	Volume(s)
		1.	EUR 0.00	23,532
		2.
		3.
		4.
		5.
		6.
d)

Aggregated information:

- Aggregated volume

- Price

The volumes of multiple transactions are aggregated when these transactions:

-relate to the same financial instrument or emission allowance;

- are of the same nature;

-are executed on the same day; and

-are executed on the same place of transaction.

Price information:

-In case of a single transaction, the price of the single

transaction;

-In case the volumes of multiple transactions are aggregated:

the weighted average price of the aggregated transactions.

			Volume (aggregated)	Price (weighted average price)
		1.
		2.
		3.
		4.
		5.
		6.
e)	Date of the transaction Date of the particular day of execution of the notified transaction. Using the ISO 8601 date format: YYYY-MM-DD	1.	2022-06-17
		2.
		3.
		4.
		5.
		6.
f)

Trading venue/ platform (!) of the transaction

Name and code to identify the MiFID trading venue, the systematic internaliser or the organised trading platform outside of the Union where the transaction was executed as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014, or if the transaction was not executed on any of the above mentioned venues, please mention ‘outside a trading venue.

		1.	Euronext Amsterdam 724500V6UOK62XEZ2L78
		2.
		3.
		4.
		5.
		6.